Exhibit 23.3

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Post-Effective Amendment No. 11 to Registration Statement No. 333-140887 of Behringer Harvard Opportunity REIT II, Inc. on Form S-11 of our report dated December 19, 2008, related to the statement of revenues and certain operating expenses of 1875 Lawrence, a multi-tenant office building located in Denver, Colorado, for the year ended December 31, 2007, (which report on the statement of revenues and certain operating expenses expresses an unqualified opinion and includes an explanatory paragraph referring to the purpose of the statement) appearing in the Current Report on Form 8-K/A of Behringer Harvard Opportunity REIT II, Inc. dated December 19, 2008, and to the reference to us under the heading “Experts” in the Prospectus, which is part of such Registration Statement.

/s/ Deloitte & Touche LLP

Dallas, Texas
July 6, 2010